UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Blackstone Real Estate Income Fund

(Name of Issuer)

Blackstone Real Estate Income Fund

(Name of Person(s) Filing Statement)

Common Shares of Beneficial Interest

(Title of Class of Securities)

N/A

(CUSIP Number of class of securities)

Judy Turchin, Esq.

c/o Blackstone Real Estate Income Advisors L.L.C.

345 Park Avenue

New York, New York 10154

(212) 583-5000

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies to:

Sarah E. Cogan, Esq.
Michael W. Wolitzer, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000

September 23, 2016

(Date Tender Offer First Published, Sent or Given to Security Holders)

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$97,065,596.25 (a)	$9,774.51 (b)
(a)	Calculated as the aggregate maximum purchase price for common shares of beneficial interest, as of August 31, 2016.
(b)	Calculated at $100.70 per $1,000,000.00 of the Transaction Valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid:	Filing Parties:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Item 1.	Summary Term Sheet.

Reference is made to the Summary Term Sheet of the Offer to Repurchase (as defined below) that is attached as Exhibit (a)(1)(ii) and is hereby incorporated by reference.

Item 2.	Subject Company Information.

(a)	The name of the issuer is Blackstone Real Estate Income Fund (the “Fund”). The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified, management investment company. It is organized as a Delaware statutory trust. The principal executive office of the Fund is located at 345 Park Avenue, New York, New York 10154 and the telephone number is (212) 583-5000.

(b)	The title of the securities that are the subject of the offer to repurchase and the related Letter of Transmittal (“Offer to Repurchase” and the tender offer made thereby, the “Offer”) are common shares of beneficial interest, $0.001 par value per share (“Shares”), or portions thereof. As of the close of business on August 31, 2016, there were approximately 656,320 Shares outstanding. Subject to the conditions set forth in the Offer to Repurchase, the Fund will repurchase up to 98,448 Shares that are tendered by holders of the Shares (“Shareholders”) and not withdrawn as described in the Offer to Repurchase (the “Offer Amount”). The Shares subject to the Offer represent approximately 15% of the Fund’s Shares outstanding as of August 31, 2016. The Fund is one of two “feeder funds” that invests substantially all of its investable assets in Blackstone Real Estate Income Master Fund.

(c)	Shares are not traded in any market, and any transfer thereof is strictly limited by the terms of the Fund’s Amended and Restated Agreement and Declaration of Trust (as amended, supplemented or otherwise modified from time to time, the “Declaration of Trust”).

Item 3.	Identity and Background of Filing Person.

(a)	The Fund is tendering for its own Shares. The information required by this Item is set forth in Item 2(a) above. Blackstone Real Estate Income Advisors L.L.C. (“BREIA”) serves as the investment manager for the Fund. BREIA is located at 345 Park Avenue, New York, New York 10154 and its telephone number is (212) 583-5000. The members of the Fund’s Board of Trustees (the “Board”) are Michael B. Nash, Benedict Aitkenhead, Edward H. D’Alelio, Michael Holland and Thomas W. Jasper (each, a “Trustee”). The Trustees may be reached at the Fund’s business address and phone number set forth in Item 2(a) above.

(b)-(c)	Not applicable.

Item 4.	Terms of the Transaction.

(a)(1) (i)	Subject to the conditions set forth in the Offer to Repurchase, the Fund will repurchase up to 98,448 Shares that are tendered by Shareholders by 11:59 p.m., Eastern Time, on October 28, 2016 and not withdrawn as described in Item 4(a)(1)(vi).

(ii)	The repurchase price of a Share (or portion thereof) tendered will be its net asset value as of the close of business on December 31, 2016 or a later date determined by the Fund if the Offer is extended (in each case, the “Valuation Date”), upon the terms and subject to the conditions set forth in the Offer to Repurchase. Reference is made to the Cover Page, Section 2 “Offer to Repurchase and Price” and Section 6 “Repurchases and Payment” of the Offer to Repurchase, which are incorporated herein by reference.

Each Shareholder that tenders Shares that are accepted for repurchase will be sent a letter (the “Acceptance Letter”) notifying the Shareholder that the Fund has received and accepted their tender. Such Shareholder will be issued a non-interest bearing, non-transferable promissory note (the “Note”) entitling the Shareholder to receive an amount equal to the value of the Shareholder’s Shares accepted for repurchase by the Fund determined as of the Valuation Date. The Note will be held for each such shareholder by State Street Bank and Trust Company, the Fund’s administrator. Forms of the Acceptance Letter and the Note are attached as Exhibit (a)(1)(iv) and (a)(1)(v), respectively, and incorporated herein by reference.

(iii)	The Offer is scheduled to expire at 11:59 p.m., Eastern Time, on October 28, 2016 unless extended. Reference is made to the Cover Page, Summary Term Sheet, Section 2 “Offer to Repurchase and Price” and Section 5 “Withdrawal Rights” of the Offer to Repurchase, which are incorporated herein by reference.

(iv)	Not applicable.

(v)	Reference is made to the Cover Page, Summary Term Sheet and Section 7 “Certain Conditions of the Offer” of the Offer to Repurchase, which are incorporated herein by reference.

(vi)	Reference is made to Section 5 “Withdrawal Rights” of the Offer to Repurchase, which is incorporated herein by reference.

(vii)	Reference is made to the Cover Page, Section 4 “Procedure for Tenders” and Section 5 “Withdrawal Rights” of the Offer to Repurchase, which are incorporated herein by reference. Note that certain Shareholders may be required to deliver their Letter of Transmittal to their Financial Advisor (instead of directly to State Street Bank and Trust Company). All Shareholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein.

(viii)	Reference is made to Section 4 “Procedure for Tenders” and Section 6 “Repurchases and Payment” of the Offer to Repurchase, which are incorporated herein by reference.

(ix)	Reference is made to the Cover Page, Section 3 “Amount of Tender,” and Section 6 “Repurchases and Payment” of the Offer to Repurchase, which are incorporated herein by reference.

(x)	Reference is made to Section 2 “Offer to Repurchase and Price”, which is incorporated herein by reference.

(xi)	Not applicable.

(xii)	Reference is made to Section 9 “Certain Federal Income Tax Consequences” of the Offer to Repurchase, which is incorporated herein by reference.

(a)(2)	Not applicable.

(b)	Any Shares to be repurchased from any officer, Trustee or affiliate of the Fund will be on the same terms and conditions as any other repurchase of Shares.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements With Respect to the Issuer’s Securities.

(a)-(b)	Not applicable.

(e)

The Fund’s Prospectus, dated April 28, 2016, as amended and/or supplemented from time to time (“Prospectus”), provides that the Board has sole discretion to determine whether the Fund will repurchase Shares from Shareholders from time to time pursuant to written tenders. BREIA expects that it will recommend to the Board that the Fund repurchase Shares from Shareholders quarterly. However, the Fund is not required to conduct tender offers. The Fund does not know of any other contract, agreement, arrangement, understanding or relationship, whether contingent or otherwise or whether or not legally enforceable, between the Fund, any of the Fund’s executive officers or Trustees, any person controlling the Fund, or any executive officer or director of any corporation ultimately in control of the Fund and any person with respect to any securities of the Fund (including any contract, agreement, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).

Item 6.	Purposes Of This Tender Offer And Plans Or Proposals.

(a)-(b)	Reference is made to Section 1 “Background and Purpose of the Offer” of the Offer to Repurchase, which is incorporated herein by reference.

(c)	Reference is made to Section 8 “Certain Information About the Fund” of the Offer to Repurchase, which is incorporated herein by reference. Because Shares are not traded in any market, subsections (6), (7), and (8) of Regulation M-A ss. 229.1006(c) are not applicable to the Fund.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)-(b), (d)	The repurchase price of a Share (or portion thereof) tendered will be its net asset value as of the Valuation Date, upon the terms and subject to the conditions set forth in the Offer to Repurchase. Reference is made to the Cover Page, Section 2 “Offer to Repurchase and Price” and Section 6 “Repurchases and Payment” of the Offer to Repurchase, which are incorporated herein by reference.

Item 8.	Interest in Securities of the Issuer.

(a)	Based on the number of Shares outstanding as of August 31, 2016, the following persons (the named individuals being the Trustees) own the number of Shares indicated in the below table.

Person	Shares	Percentage of the Fund’s Outstanding Shares
BREIA	13,573.55	2.07%
Michael B. Nash	0	0%
Benedict Aitkenhead	0	0%
Edward H. D’Alelio	0	0%
Michael Holland	0	0%
Thomas W. Jasper	0	0%

None of the persons listed above intends to tender any of its or his Shares in the Offer. Addresses for each of the persons listed above are provided in Item 3.

(b)	Reference is made to Section 8 “Certain Information About the Fund” of the Offer to Repurchase, which is incorporated herein by reference. Other than the issuance of Shares by the Fund in the ordinary course of business, there have been no transactions effected during the past sixty (60) days by the Fund, BREIA, or any Trustee or officer of the Fund, or any person controlling the Fund or BREIA, or by Blackstone Real Estate Income Master Fund (the “master fund” in which the Fund invests substantially all of its assets), Blackstone Real Estate Income Fund II (another “feeder fund” which invests substantially all of its assets in Blackstone Real Estate Income Master Fund), or any Trustee or officer of Blackstone Real Estate Income Master Fund or Blackstone Real Estate Income Fund II.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

(a)	No persons have been employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer to Repurchase.

Item 10.	Financial Statements.

(a)	The unaudited semi-annual financial statements of the Fund dated June 30, 2016 and the schedule of investments of the Fund dated June 30, 2016, both filed with the SEC on EDGAR on Form N-CSRS on September 1, 2016, are incorporated herein by reference. The Fund will prepare and transmit to Shareholders the audited annual financial statements of the Fund and the schedule of investments of the Fund within 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.

(b)	Not applicable.

Item 11.	Additional Information.

(a)	(1) None.
(2) None.
(3) Not applicable.
(4) Not applicable, none.
(5) None.

(c)	The Offer to Repurchase, attached hereto as Exhibit (a)(1)(ii), is incorporated herein by reference in its entirety.

Item 12.	Exhibits.

(a)(1)	(i) Cover Letter to Offer to Repurchase and Letter of Transmittal.
(ii) Offer to Repurchase.
(iii) Forms of Letter of Transmittal.
(iv) Form of Letter from the Fund to Shareholders in Connection with the Fund’s Acceptance of Shares.
(v) Form of Promissory Note.
(vi) Forms of Notice of Withdrawal of Tender.

(a)(2)-(5) Not applicable.

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BLACKSTONE REAL ESTATE INCOME FUND

By:	/s/ Garrett Goldberg
Name:	Garrett Goldberg
Title:	Chief Financial Officer and Treasurer

Dated: September 23, 2016

EXHIBIT INDEX

Exhibit

(a)(1)(i)	Cover Letter to Offer to Repurchase and Letter of Transmittal.

(a)(1)(ii)	Offer to Repurchase.

(a)(1)(iii)	Forms of Letter of Transmittal.

(a)(1)(iv)	Form of Letter from the Fund to Shareholders in Connection with the Fund’s Acceptance of Shares.

(a)(1)(v)	Form of Promissory Note.

(a)(1)(vi)	Forms of Notice of Withdrawal of Tender.